SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SURROZEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86889P 109

(CUSIP Number)

James Evangelista

Chief Financial Officer

The Column Group III, LP

1 Letterman Drive, Building D, Suite M-900

San Francisco, CA 94129

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 86889P 109	13D

1	NAMES OF REPORTING PERSONS The Column Group III GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,414,795 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,414,795 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,414,795 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 4,343,245 shares of Common Stock held of record by TCG III LP (as defined in Item 2(a) below), (ii) warrants to purchase 78,272 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, (iii) 4,904,884 shares of Common Stock held of record by TCG III-A LP (as defined in Item 2(a) below) and (iv) warrants to purchase 88,394 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer’s board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 35,122,863 shares of Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2022 (the “Form 10-Q”) minus (ii) 5,382,499 shares of Common Stock subsequently repurchased by the Issuer as reported in its Current Report on Form 8-K filed with the Commission on December 15, 2022 (the “Form 8-K”) plus (iii) 78,272 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement and (iv) 88,394 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.

CUSIP No. 86889P 109	13D

1	NAMES OF REPORTING PERSONS The Column Group III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,421,517 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,421,517 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,421,517 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 4,343,245 shares of Common Stock held of record by TCG III LP and (ii) warrants to purchase 78,272 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer’s board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 35,122,863 shares of Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Form 10-Q minus (ii) 5,382,499 shares of Common Stock subsequently repurchased by the Issuer as reported in the Issuer’s Form 8-K plus (iii) 78,272 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement.

CUSIP No. 86889P 109	13D

1	NAMES OF REPORTING PERSONS The Column Group III-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,993,278 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,993,278 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,993,278 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 4,904,884 shares of Common Stock held of record by TCG III-A LP and (ii) warrants to purchase 88,394 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer’s board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 35,122,863 shares of Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Form 10-Q minus (ii) 5,382,499 shares of Common Stock subsequently repurchased by the Issuer as reported in the Issuer’s Form 8-K plus (iii) 88,394 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.

CUSIP No. 86889P 109	13D

1	NAMES OF REPORTING PERSONS Tim Kutzkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,414,795 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,414,795 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,414,795 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 4,343,245 shares of Common Stock held of record by TCG III LP, (ii) warrants to purchase 78,272 shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, (iii) 4,904,884 shares of Common Stock held of record by TCG III-A LP and (iv) warrants to purchase 88,394 shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer’s board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 35,122,863 shares of Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Form 10-Q minus (ii) 5,382,499 shares of Common Stock subsequently repurchased by the Issuer as reported in the Issuer’s Form 8-K plus (iii) 78,272 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement and (iv) 88,394 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.

CUSIP No. 86889P 109	13D

Explanatory Note:

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Surrozen, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 1. (this “Amendment”) supplements and amends the Schedule 13D relating to the Common Stock of the Issuer that was filed with the Commission on August 23, 2021 (the “Original Schedule 13D”). This Amendment is being filed to update the aggregate percentage of the Common Stock owned by the Reporting Persons due to decreases in the total number of shares of Common Stock outstanding from time to time since the date of the filing of the Original Schedule 13D and not in connection with a disposition of any shares by the Reporting Persons. Such decreases in total number of shares of Common Stock outstanding resulted in an increase of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

This information reported is based on a total of (i) 35,122,863 shares of Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Form 10-Q minus (ii) 5,382,499 shares of Common Stock subsequently repurchased by the Issuer as reported in the Issuer’s Form 8-K plus (iii) 78,272 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement and (iv) 88,394 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

THE COLUMN GROUP III, LP		THE COLUMN GROUP III GP, LP

By:	The Column Group III GP, LP

By:	/s/ James Evangelista	By:	/s/ James Evangelista
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

THE COLUMN GROUP III-A, LP

By:	The Column Group III GP, LP

By:	/s/ James Evangelista
Name:	James Evangelista
Title:	Attorney-in-Fact

TIM KUTZKEY

By:	/s/ James Evangelista
Name:	James Evangelista
Title:	Attorney-in-Fact